

April 15, 2022

Raymond Gee
Chairman and Chief Executive Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

> **Re: Manufactured Housing Properties Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed April 13, 2022**
> **File No. 024-11417**

Dear Mr. Gee:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis A. Bevilacqua, Esq.